NORTH STAR INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 293,387
Receivable from broker/dealers	12,841
Other assets	14,255
TOTAL ASSETS	$ 320,483

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Commissions payable and accrued expenses	$ 17,193
SHAREHOLDER'S EQUITY	
Common stock, $1 par value; authorized 50,000 shares; issued 14,871 shares; outstanding 14,302 shares	$ 14,871
Additional paid in capital	237,014
Retained earnings	151,602
Less: 569 shares in treasury, at cost	(100,197)
Total Shareholder's Equity	$ 303,290
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 320,483

The accompanying notes are an integral part of these financial statements.